The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

July 25, 2011

Mr. Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3730
Fax Number: (703) 813-6981

Re:          Inventtech Inc.
Registration Statement on Form S-l /A
Filed May 4, 2011
File No. 333-173040

In response to your comment letter dated May 26, 2011, Inventtech Inc. (the “Company,” “Inventtech,” “we,” and “us”) has the following responses:

General

1.           Please update your financial statements and other financial information in the filing to include the interim period ended March 31, 2011 in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its registration statement with its unaudited financial statements for the period ending March 31, 2011, as you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate